EXHIBIT 12

Mondelēz International, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars, except ratio)

	For the Three	For the Nine
	Months Ended	Months Ended
	September 30, 2012	September 30, 2012

Earnings before income taxes	$788	$3,376

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(26)	(76)
Dividends from less than 50% owned affiliates	6	61
Fixed charges	912	1,984
Interest capitalized, net of amortization	—	—

Earnings available for fixed charges	$1,680	$5,345

Fixed charges:
Interest incurred:
Interest expense	$882	$1,895
Capitalized interest	1	2

	883	1,897
Portion of rent expense deemed to represent interest factor	29	87

Fixed charges	$912	$1,984

Ratio of earnings to fixed charges	1.8	2.7